To: SYLA Technologies, Co., Ltd.

Voting Instruction Card for Japanese Stockholders

I hereby exercise my voting rights as set forth below (indicating approval/disapproval with a circle) for each of the proposals to be voted on at your company’s extraordinary meeting of shareholders (including any continuation or adjournment thereof) to be held on December 27, 2023. If I have not indicated approval or disapproval, please treat it as “approval.”

Proposal: Approval / Disapproval

Date: December __, 2023

Address:

Shareholder’s Name:

Number of voting rights exercised:                Shares

(Number of shares held)

Deadline for exercising voting rights in writing: 7:00 p.m., Tuesday, December 26, 2023 (JST)